UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 15, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler plc

15 May 2015

Amec Foster Wheeler plc - Annual General Meeting - Voting Results

All resolutions were passed by way of a poll vote at the Annual General Meeting held yesterday, 14 May 2015. For shareholders' information, the current issued share capital of Amec Foster Wheeler plc is 389,223,443 shares (excluding 3,908,370 shares held in Treasury). The voting was as follows:

	Resolution	Votes For (Including Discretionary)%		Votes Against	%	Votes Withheld*

1	Report & accounts	258,209,201	99.92	200,901	0.08	140,940
2	Declaration of final dividend	258,384,789	99.99	29,553	0.01	136,700
3	Remuneration policy	253,956,672	98.90	2,824,184	1.10	1,770,186
4	Remuneration report	255,630,210	99.56	1,119,538	0.44	1,801,294
5	Elect Stephanie Newby	253,070,070	97.94	5,320,533	2.06	160,439
6	Elect Kent Masters	251,769,736	97.44	6,607,574	2.56	173,730
7	Re-election of John Connolly	228,068,142	88.27	30,320,204	11.73	162,505
8	Re-election of Samir Brikho	252,280,453	97.63	6,117,081	2.37	153,508
9	Re-election of Ian McHoul	252,637,754	97.77	5,755,302	2.23	157,986
10	Re-election of Linda Adamany	253,056,706	97.93	5,341,991	2.07	152,345
11	Re-election of Neil Carson	253,066,827	97.94	5,320,590	2.06	163,625
12	Re-election of Colin Day	250,625,013	97.45	6,551,080	2.55	1,374,949
13	Re-appointment of Ernst & Young LLP	246,091,191	96.13	9,919,581	3.87	2,540,270
14	Authorisation of auditors' remuneration	245,804,481	96.08	10,020,628	3.92	2,725,933
15	Approve UK & International SAYE schemes	251,739,595	97.45	6,582,220	2.55	229,227
16	Approve LTIP 2015	230,053,912	89.05	28,275,209	10.95	221,920
17	Authority to allot shares	255,307,406	98.82	3,040,914	1.18	202,721
18	Disapplication of pre-emption rights	258,003,155	99.88	310,050	0.12	237,837
19	Authority to purchase own shares	258,243,999	99.95	116,752	0.05	190,291
20	Notice of general meetings	231,125,493	89.44	27,284,012	10.56	147,981

* A vote withheld is not a vote in law and is not counted in the calculation of the votes cast "for" or "against" a resolution.

In compliance with Listing Rule 9.6.2R, copies of resolutions 15 to 20 have been forwarded to the UK Listing Authority for publication through the National Storage Mechanism where they will shortly be available for inspection at www.morningstar.co.uk/uk/NSM

This announcement will also be available for viewing in the Investors section of amecfw.com

Kim Hand
Senior Assistant Company Secretary
+44 (0)1565 683234

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary